SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

CompoSecure, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

Roman DBDR Tech Sponsor LLC

Attn: Donald G. Basile

2877 Paradise Road #702
Las Vegas, Nevada 89109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105	Page 2

(1)	Name of Reporting Persons: Roman DBDR Tech Sponsor LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7).	Sole Voting Power 0
	(8).	Shared Voting Power 16,626,400(1)
	(9).	Sole Dispositive Power 0
	(10).	Shared Dispositive Power 16,626,400(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,626,400(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 64.29% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. (included below) are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,024,882 shares of Class A Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined herein). When calculated with respect to total voting power, the Reporting Persons beneficially own 19.11% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,024,882 shares of Class A Common Stock outstanding and 61,136,800 shares of Class B Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined herein).

CUSIP No. 20459V105	Page 3

(1)	Name of Reporting Persons: Dr. Donald G. Basile
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7).	Sole Voting Power 0
	(8).	Shared Voting Power 16,626,400(1)
	(9).	Sole Dispositive Power 0
	(10).	Shared Dispositive Power 16,626,400(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,626,400(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 64.29% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,024,882 shares of Class A Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined herein). When calculated with respect to total voting power, the Reporting Persons beneficially own 19.11% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,024,882 shares of Class A Common Stock outstanding and 61,136,800 shares of Class B Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined herein).

CUSIP No. 20459V105	Page 4

(1)	Name of Reporting Persons: Dixon Doll, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7).	Sole Voting Power 0
	(8).	Shared Voting Power 16,630,380 (1)(3)
	(9).	Sole Dispositive Power 0
	(10).	Shared Dispositive Power 16,630,380 (1)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,630,380 (1)(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 64.3% (1)(2)(3)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,024,882 shares of Class A Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined herein). When calculated with respect to total voting power, the Reporting Persons beneficially own 19.11% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,024,882 shares of Class A Common Stock outstanding and 61,136,800 shares of Class B Common Stock outstanding as of December 27, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2021, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined herein).
(3)	Includes 3,980 shares of Class A Common Stock purchased on January 5, 2022 and held in a series of accounts for the benefit of Mr. Doll’s children. Mr. Doll may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly for the benefit of his children.

CUSIP No. 20459V105	Page 5

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (formerly known as Roman DBDR Tech Acquisition Corp., the “Issuer”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed on behalf of Dr. Donald G. Basile (“Mr. Basile”), Dixon Doll, Jr. (“Mr. Doll”) and Roman DBDR Tech Sponsor LLC, a Delaware limited liability company (the “Sponsor”). Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons” in this Statement.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 2877 Paradise Road #702, Las Vegas, NV 89109.

(c)	The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both Dr. Basile and Mr. Doll are citizens of the United States. Sponsor is a limited liability company formed in Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 26, 2020, prior to the initial public offering of the Issuer (the “IPO”), Sponsor purchased 7,906,250 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Founder Shares”) for an aggregate purchase price of $25,000. In connection with the IPO, Sponsor also purchased an aggregate of 10,837,400 warrants to purchase shares of Class A Common Stock on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) at a price of $1.00 per Warrant.

On October 26, 2020, Sponsor forfeited 1,581,250 Founder Shares to the Issuer for no consideration, then forfeited an additional 536,000 Founder Shares on November 17, 2020, in connection with the underwriters’ partial exercise of the over-allotment option, resulting in an aggregate of 5,789,000 Founder Shares outstanding.

On December 27, 2021, in connection with the Business Combination (as defined below), 5,789,000 Founder Shares were automatically converted into shares of Class A Common Stock on a one-for-one basis at the time of the Business Combination. Sponsor also directly owns 10,837,400 Warrants, which will become exercisable on January 26, 2022.

On January 5, 2022, Mr. Doll purchased 3,980 shares of Class A Common Stock, for an aggregate purchase price of $30,124.65, on the open market.

Sponsor obtained the funds to purchase the Founder Shares and the Warrants through capital contributions from its members.

ITEM 4.	PURPOSE OF TRANSACTION

Business Combination

On December 27, 2021, pursuant to the Agreement and Plan of Merger, dated as of April 19, 2021, and amended as of May 25, 2021, by and among the Issuer, CompoSecure Holdings, L.L.C., Roman Parent Merger Sub, LLC, and LLR Equity Partners IV, L.P., the Issuer acquired the business conducted by CompoSecure Holdings, L.L.C and was renamed CompoSecure, Inc. (the “Business Combination”).

CUSIP No. 20459V105	Page 6

Stockholders Agreement

In connection with the consummation of the Business Combination, on December 27, 2021, the Issuer, the Sponsor, and certain other holders of the Issuer’s Class A Common Stock (the “Voting Parties”) entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which the Voting Parties: (1) agreed to vote or cause to be voted all shares of Common Stock, whether at a regular or special meeting of CompoSecure, Inc. stockholders, in such a manner as may be necessary to elect and/or maintain the board of directors in accordance with the Stockholders Agreement; and (2) agreed to the Lock-up Period (defined below).

The Stockholders Agreement provides that the members of the Issuer’s board of directors appointed at the closing of the Business Combination will consist of seven members, divided into three classes, comprised of:

i.	the Chief Executive Officer of the Issuer;

ii.	one person designated by Equity Partners IV LP or its affiliate, who shall serve as the chair of the board of directors (the “LLR Designee”);

iii.	one person designated by the Sponsor or its affiliate (the “Sponsor Designee”);

iv.	one person designated by Michele D. Logan (“the “Logan Designee”); and

v.	three persons that each qualify as an “independent director” under the Act and the rules of the Nasdaq Stock Market LLC (the “Independent Directors”), as mutually agreed upon by Michele D. Logan, Equity Partners IV LP and the Sponsor and designated by the Issuer’s nominating committee;

The initial board of directors will be divided into three classes as follows:

i.	Class I: the Chief Executive Officer and one Independent Director;

ii.	Class II: the Logan Designee and one Independent Director; and

iii.	Class III: the LLR Designee, one Independent director and the Sponsor Designee.

The Stockholders Agreement also provides that for 180 days following the execution of the Stockholders Agreement (the “Lock-Up Period”), the Voting Parties agree not to effect any sale or distribution of any shares of Common Stock (as defined therein) held by any of them during the Lock-Up Period.

Registration Rights Agreement

On December 27, 2021, in connection with the closing of the Business Combination, the Issuer, Sponsor and certain other holders of the Issuer’s Class A Common Stock (the “Restricted Stockholders”) entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which (1) any outstanding share of Class A Common Stock or any other equity security (including the Warrants and including shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer held by a Restricted Stockholder as of the date of the Registration Rights Agreement or thereafter acquired by a Restricted Stockholder (including the shares of Class Common A Stock issued upon conversion of Founder Shares and upon exercise of any Warrants) and (2) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, are entitled to registration rights.

The Registration Rights Agreement provides that the Issuer shall, within 45 days after the Business Combination, file a shelf registration statement with the SEC to register the resale of the securities held by the Restricted Stockholders and shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than 90 days following the initial filing thereof. The Reporting Persons party to the Registration Rights Agreement are entitled to make one or more demands for registration that the Issuer register shares of Class A Common Stock held by these parties. In addition, the Restricted Stockholders have certain “piggy-back” registration rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Issuer and the Restricted Stockholders agreed in the Registration Rights Agreement to provide customary indemnification in connection with offerings of Class A Common Stock effected pursuant to the terms of the Registration Rights Agreement.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 20459V105	Page 7

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 15,024,882 shares of Class A Common Stock as outstanding as of December 27, 2021, as reported in the Current Report on Form 8-K, filed with the SEC on December 29, 2021 by the Issuer, and is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

The shares of Class A Common Stock held by each of the Reporting Persons includes 10,837,400 shares of Class A Common Stock issuable upon exercise of 10,837,400 Warrants held by Sponsor.

(b) Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as set forth herein, including in Item 3 and Item 4, which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 above summarizes certain provisions of the Stockholders Agreement and the Registration Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is included as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

CUSIP No. 20459V105	Page 8

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

A.	Joint Filing Agreement

B.	Stockholders Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., Roman DBDR Tech Sponsor LLC and the other Stockholders (as defined therein) party thereto (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).

C.	Amended and Restated Registration Rights Agreement, dated as of December 27, 2021, by and among CompoSecure, Inc., the LLR Investors (as defined therein), the CompoSecure Investors (as defined therein), the Founder Investors (as defined therein), and the Additional Investors (as defined therein) (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-39687), filed with the SEC on December 29, 2021).

CUSIP No. 20459V105	Page 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2022

ROMAN DBDR TECH SPONSOR LLC, A Delaware limited liability company

By:	DR. DONALD G. BASILE as the managing member of Roman DBDR Tech Sponsor LLC

By:	/s/ Dr. Donald G. Basile
Name:	Dr. Donald G. Basile

/s/ Dr. Donald G. Basile
Dr. Donald G. Basile

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.